Filed pursuant to Rule 424(b)(3)

Registration No. 333-266465

PROSPECTUS SUPPLEMENT NO. 5

(to Prospectus dated August 8, 2022)

ProFrac Holding Corp.

Up to 1,545,575 shares of Class A common stock

This prospectus supplement supplements the prospectus dated August 8, 2022 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-266465). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in Item 8.01 of our Current Report on Form 8-K filed with the Securities and Exchange Commission on January 4, 2023 (the “Current Report”). Accordingly, we have attached the pertinent item from the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to the resale by the selling stockholders identified in the Prospectus (the “Selling Stockholders”), or their permitted transferees, of up to 1,545,575 shares of Class A common stock of ProFrac Holding Corp., a Delaware corporation. We will not receive any of the proceeds from such sales of the shares of our Class A common stock by the Selling Stockholders.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Class A common stock and public warrants are listed on the Nasdaq Global Select Market under the symbols “ACDC” and “ACDCW.” The last reported sales price of our Class A common stock and public warrants on the Nasdaq Global Select Market on January 4, 2023 was $21.14 per share and $0.03 per warrant, respectively.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 36 of the Prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 4, 2023.

Current Report

Item 8.01	Other Events.

Acquisition of REV Energy Holdings, LLC

As previously disclosed in the Current Report on Form 8-K filed by ProFrac on December 28, 2022 with the Securities and Exchange Commission, on December 23, 2022, ProFrac II LLC entered into a Membership Interest Purchase Agreement by and among ProFrac II LLC, REV, Jason Kuzov, an individual (“Kuzov”), Michell Winnick, an individual (“Winnick”), Buffalo Creek, LLC, an Idaho limited liability company (“Buffalo Creek,” and together with Kuzov and Winnick, the “REV Sellers”) and BCKW LLC, a Colorado limited liability company (the “REV Sellers’ Representative”), pursuant to which ProFrac II LLC agreed to purchase from the REV Sellers 100% of the issued and outstanding membership interests of REV (the “REV Acquisition”).

On December 30, 2022, ProFrac II LLC consummated the REV Acquisition. The aggregate purchase price of the REV Acquisition was $140 million, consisting of (i) a number of shares of ProFrac’s Class B common stock, par value $0.01 per share, equal to $70 million, (ii) approximately $39 million in the form of a secured note payable to the REV Sellers’ Representative by ProFrac II LLC (the “REV Note”), (iii) approximately $25.5 million in cash, and (iv) approximately $5.5 million in debt assumption. A portion of the cash consideration is subject to certain customary post-closing adjustments. The Membership Interest Purchase Agreement also provides for up to $20 million of earn-out payments if certain EBITDA-based performance targets are achieved during 2023.

The REV Note bears interest at a rate of 2.25% per annum and matures on the earlier of (i) June 30, 2025 and (ii) the date on which all amounts thereunder are due and payable pursuant to the terms and conditions thereof. The REV Note is secured by ProFrac II LLC’s equity interest in REV and substantially all of the assets of REV and its wholly-owned subsidiary, REV Energy Services, LLC, a Colorado limited liability company.

Acquisition of Producers Services Holdings LLC

On January 3, 2023, ProFrac II LLC entered into a Securities Purchase Agreement by and among ProFrac II LLC, Thomas E. Potts, Jr., as trustee of the Producers Service Employee Stock Ownership Plan and Trust (the “Plan”), PSC Holdings, Inc., an Ohio corporation (“Seller”), and Producers Service Holdings LLC, a Delaware limited liability company (“Producers”), pursuant to which ProFrac II LLC agreed to purchase 100% of the issued and outstanding membership interest of Producers from Seller (such transactions contemplated by the Securities Purchase Agreement, collectively, the “Producers Acquisition”).

Subsequent to entering into the Securities Purchase Agreement, on January 3, 2023, ProFrac II LLC consummated the Producers Acquisition for approximately $35 million of total transaction value, of which approximately half is payable in shares of ProFrac’s Class A common stock, par value $0.01 per share, with the remainder consisting of cash and debt assumption. A portion of the cash consideration is subject to certain customary post-closing adjustments.